May 14, 2026

Bryon T. McGregor
Chief Executive Officer
Alto Ingredients, Inc.
1300 South Second Street
Pekin, IL 61554

        Re: Alto Ingredients, Inc.
            Registration Statement on Form S-3
            Filed May 08, 2026
            File No. 333-295723
Dear Bryon T. McGregor:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Juan Grana at 202-551-6034 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Larry A. Cerutti, Esq.